SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 26, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Local government partnership with BT will pioneer service
delivery in Suffolk,U.K.

• CGI's single-window government practice will form the foundation

Fredericton, New Brunswick — May 26, 2004 — Suffolk County Council, Mid Suffolk District Council and British Telecommunications plc (BT) in the United Kingdom today announced that they have signed a ten-year partnership to offer Suffolk residents, visitors and businesses better, more cost-effective and easily accessible council services. BT has chosen CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), as its key technology partner, a company that specializes in information technology and business process outsourcing services, with an excellent track record of innovative working with government agencies in North America. CGI’s single-window government approach has been successfully pioneered and implemented in North America by CGI over the past decade.

The deal, which will establish a joint venture company owned by the two councils and BT, is unique in the UK as it embraces two levels of local government. Other attempts have been made to create multi-authority partnerships with the private sector elsewhere in the country but very few deals involving both county and district councils have been finalized.

Suffolk County Council will invest around £30 million a year and Mid Suffolk around £3 million in the partnership. This comes from existing budgets allocated to service delivery, so there will be no additional financial burden on council tax payers. BT will invest more than £50 million over the course of the contract in terms of resource and new systems.

The two councils chose to work with BT because of its proven capabilities in helping organizations transform themselves to become more efficient and customer-orientated. The information and communications technology (ICT) services company is well known and well respected for its work partnering councils like Rotherham Metropolitan Borough Council and Liverpool City Council. Now it is bringing this expertise to a more rural area where the county council has already earned a good Comprehensive Performance Assessment (CPA) rating.

Bryony Rudkin, Leader of Suffolk County Council, said: “We put BT through an exacting procurement process to ensure they were up to the job. As a result we have confidence our partnership with them will be good for the people of Suffolk, offering the highest quality services and technology at a price which gives our taxpayers excellent value.

“The exciting thing about working with a private sector partner is that it brings us significant extra investment in technology and access to expertise which we would not otherwise have. We are now looking forward to making improvements to make life easier for our customers. I think that no one should have to hunt for basic services. In the future, people will no longer need to be passed between several departments, or even from one council to another when they get in touch. This joint venture company is all about putting the priorities of our customers first and organizing the way we deliver services around their needs.”

Pierre Danon, chief executive officer, BT Retail, said: “BT brings its experience of working in partnership with the public sector to this new joint venture which is breaking boundaries by embracing county and district councils. This collaborative way of working is proven to be effective at improving services for local citizens and we look forward to bringing benefits to the people and businesses of Suffolk.”

        Improving access to public services by providing choice and convenience is one of the first areas being addressed by the joint venture. Among the improvements to service will be:

•      A single customer service centre, which will manage all public access points across the county, joining up County and District services for enquirers.
•     Opening a series of “one-stop-shop” centers for Council services, within 15 minutes travel of 99 per cent of Mid-Suffolk’s population.
•     A website where customers can both access service information and carry out transactions, such as paying bills or applying for licenses online.
•     A single point of access to joined-up District and County services and joined-up health and social care services.

Michael Roach, president and chief operating officer of CGI commented: “CGI has a reputation for helping governments take a single-window approach to delivering outstanding service to citizens. We have successfully pioneered and implemented this work in the last 10 years. Our government transformation expertise has formed the basis of our approach to helping the councils deliver outstanding service to the people of Suffolk.”

New Brunswick’s Premier Bernard Lord added: “The residents of Suffolk are about to discover what the people of New Brunswick have benefited from for years - that CGI’s suite of new technology solutions offers the convenience of government service when and where citizens want it. With CGI as our partner, Service New Brunswick is bringing government service to citizens by making it accessible, convenient and quick.”

About BT
BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe’s leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

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•     BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK’s leading ISPs.
•     BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
•     BT Global Services, BT’s managed services and solutions provider, serving multi-site organizations worldwide. Its core target market is the top 10,000 global multi-site organizations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT’s technology and research and development business.

In the year ended 31 March 2003, BT’s turnover was £18,727m with profit before taxation and exceptional items of £1,829m. For more information, visit www.bt.com

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at March 31, 2004, CGI’s order backlog was CDN$12.0 billion (US$9.1 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

UK ENQUIRIES:

BT
Ellen Ferrara
(44) 0131 448 3824

Alex Moore/Laura Wallace
Fishburn Hedges
(44) 020 7839 4321

Suffolk County Council
Kim Evans
(44) 01473 264394

James Powell
(44) 01473 264397

CGI
Lisa Carter/Louisa Constable
Portfolio Communications Ltd
(44) 020 7240 6959

NORTH AMERICAN ENQUIRIES:

CGI investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

CGI media relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 26, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary